Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: November 10, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 10, 2021, Planet issued the following press release, announcing that it has entered into an agreement to acquire VanderSat, a leading provider of advanced earth data and analytics.

PRESS RELEASE

Planet to Acquire VanderSat to Deliver Advanced Agriculture Data Products to Customers

November 10, 2021 09:00 AM Eastern Standard Time

SAN FRANCISCO & HAARLEM, Netherlands—Planet, a leading provider of daily data and insights about Earth, today announced that it has entered into an agreement to acquire VanderSat, a leading provider of advanced earth data and analytics. VanderSat’s innovative products help customers better measure and understand water management and crop health in major markets. Planet intends to leverage VanderSat’s technologies and products in further pursuit of bringing to market next-generation solutions that leverage the best of commercial and public satellite data to provide clear and actionable information to help industries, non-profits, and governments around the world.

Earlier this year, Planet entered into a definitive merger agreement with dMY Technology Group, Inc. IV (NYSE:DMYQ), a special purpose acquisition company, to become a publicly-traded company called Planet Labs PBC.

VanderSat has world-class expertise in providing insights to customers by drawing from NASA, ESA and JAXA satellite data, and has built a suite of novel products that report on key conditions on the Earth’s surface, like soil moisture, land surface temperature, vegetation optical depth, and biomass. VanderSat’s unique algorithms deliver daily, global data products with great accuracy, unhindered by changing cloud-cover and atmospheric conditions.

“VanderSat is a mission-driven company with the goal to serve one billion hectares of land in 2024. By joining Planet, our mission and impact will be dramatically accelerated and together, we aim to reach that goal in 2022”, said Dr. Thijs van Leeuwen, CEO of VanderSat.

“We’re thrilled to welcome the VanderSat team to Planet. We expect VanderSat’s analytics and industry expertise will help Planet provide solutions ‘up the stack’ to bridge the gap from complex remote-sensing science to products that offer improved data to the ecosystem and our customers. And when one combines their new data with Planet’s, the value is far greater than the sum of its parts,” said Will Marshall, CEO and Co-Founder of Planet.

One of Planet’s goals is to bridge the gap between real-world problems and the complexity of remote-sensing science. VanderSat is another step towards that goal with their advanced analytics. Planet believes its products will help to accelerate and expand its position in one of its most important verticals - agriculture - and help mature Planet’s offerings for others such as insurance, civil government, and finance. For example, easier-to-consume data can enable modeling to help financial institutions and insurers quantify climate impacts on water availability and crop production.

Adding VanderSat’s unique, all-weather data products to Planet’s high-cadence and high-resolution global monitoring will bring even greater value to users in agriculture, civil government and insurance by providing them with richer insights and more precise measurements. Planet’s unique platform and integrations will make these products more accessible than ever before.

The VanderSat team is based in Haarlem, Netherlands and will further increase Planet’s commitment to the European ecosystem. The team, including their founder Dr. Richard de Jeu, and CEO Thijs van Leeuwen will be joining Planet.

“This acquisition brings to Planet a world-class remote-sensing data science team, top-tier accounts in the agriculture and insurance verticals, accelerates our software strategy, and expands our footprint in Europe,“ said Kevin Weil, Planet President of Product and Business. “Not only does it allow us to see the planet in new ways, but it also opens up the possibility for new applications that can be used by new and existing customers across our verticals.”

VanderSat will be Planet’s fourth acquisition (BlackBridge ‘15, Terra Bella ‘17, and Boundless ‘19). Planet plans to continue to look at opportunities to accelerate its product and business goals through acquisitions as a natural consolidator in the earth observation space.

Under the agreement, Planet is set to acquire VanderSat for approximately $28 million, which consists of $18 million in shares of Class A common stock of Planet Labs PBC, valued at a per share price equal to the closing price of Class A common stock of Planet Labs PBC on the NYSE on the last trading day prior to the consummation of the acquisition of VanderSat, and approximately $10 million in cash.

The VanderSat transaction is expected to close in Q4 2021 and is subject to customary closing conditions, as well as the closing of the mergers with dMY Technology Group, Inc. IV).

About Planet

Planet is the leading provider of global, daily satellite imagery and geospatial solutions. Planet is driven by a mission to image the world every day, and make change visible, accessible and actionable. Founded in 2010 by three NASA scientists, Planet designs, builds, and operates the largest Earth observation fleet of imaging satellites, capturing and compiling data from over 3 million images per day. Planet provides mission-critical data, advanced insights, and software solutions to over 700 customers, comprised of the world’s leading agriculture, forestry, intelligence, education and finance companies and government agencies, enabling users to simply and effectively derive unique value from satellite imagery. Earlier this year, Planet entered into a definitive merger agreement with dMY Technology Group, Inc. IV (NYSE:DMYQ), a special purpose acquisition company, to become a publicly-traded company later this year. To learn more visit www.planet.com and follow us on Twitter at @planet.

About dMY IV

dMY Technology Group, Inc. IV is a $345 million special purpose acquisition company founded by Niccolo de Masi and Harry You for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Its Class A common stock, units and warrants trade on the NYSE under the ticker symbols DMYQ, DMYQ.U and DMYQ WS, respectively. More information can be found at www.dmytechnology.com.

Important Information and Where to Find It

This press release may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Planet

M&A

Ali Jafari

ali@planet.com

Press

Megan Zaroda

Comms@planet.com

IR

Chris Genualdi

ir@planet.com

VanderSat

Robbert Mica

rmica@vandersat.com